

July 21, 2010

George H. Glatfelter II, CEO
P. H. Glatfelter Company
96 South George Street, Suite 500
York, Pennsylvania 17401

      Re: **P. H. Glatfelter Company**
                Form 10-K for Fiscal Year Ended December 31, 2009
                Filed March 16, 2010
                File No. 001-03560
                Definitive Proxy Statement on Schedule 14A
                Filed March 30, 2010
                File No. 001-03560

Dear Mr. Glatfelter:

We have completed our review of your filings and related documents and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: John P. Jacunski, CFO
       Fax: (717) 846-7208